

07046915

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2005

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number ____333-13000____

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR
EMPLOYEES OF THE ICI GROUP IN PUERTO RICO
(the "Plan")
c/o Law Department
ICI GROUP SERVICES INC.
10 Finderne Avenue
Bridgewater, NJ 08807

PROCESSED

MAR 1 4 2007

THOMSON
FINANCIAL

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
20 Manchester Square
London W1U 3AN

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
- December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits
- For Year Ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
- December 31, 2005

Schedule H, Line 4a - Schedule of Delinquent Contributions
- December 31, 2005



RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered
Public Accounting Firm Thereon)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO

Table of Contents



KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Members
Retirement Savings Plan for Employees of the ICI Group in Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent contributions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 19, 2007

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

		2005	2004
Investments, at fair value:			
Investment in Master Trust (note 5)	$	4,139,512	3,516,336
Participant loans (note 3)		427,362	360,451
Net assets available for benefits		4,566,874	3,876,787
Receivables:			
Participant contribution		14,539	—
Employer contribution		16,720	—
Total receivables		31,259	—
Net assets available for benefits	$	4,598,133	3,876,787

See accompanying notes to financial statements.

2

RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:		
Contributions:		
Participants	$ 241,588	225,651
Employer	271,490	247,579
Rollovers	—	14,763
Total contributions	513,078	487,993
Participant loan interest income	16,883	16,652
Net investment income in Master Trust (note 5)	291,469	292,520
Transfers from other plans (note 1)	30,316	1,280
Other income (expense)	—	(2,832)
Total additions	851,746	795,613
Deductions:		
Distributions to participants or beneficiaries	130,400	365,915
Net increase in assets available for benefits	721,346	429,698
Net assets available for benefits:		
Beginning of period	3,876,787	3,447,089
End of period	$ 4,598,133	3,876,787

See accompanying notes to financial statements.

(1) Description of the Plan

(a) General

The following description of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan covers nonunion employees of The Glidden Company (Glidden) and ICI Paints (Puerto Rico) Inc., who reside in Puerto Rico and performed substantially all their services for either company in Puerto Rico. The plan sponsor is ICI Paints (Puerto Rico) Inc. (the Company), and Glidden is a participating employer.

The Plan is an individual account defined contribution plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

The Plan assets are held in trust by Banco Santander pursuant to a trust agreement between the Company and Banco Santander. All plan assets held in trust by Banco Santander (other than Plan loans) are invested in the ICI Master Trust. Fidelity Management Trust Company is the Trustee of the ICI Master Trust, which holds the assets of a number of defined contribution plans sponsored by subsidiaries and affiliates of ICI American Holdings Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

Eligible employees can contribute up to 10% of compensation on a pretax basis through monthly payroll deductions, subject to relevant Internal Revenue Code of Puerto Rico (PR Code) limitations. Before-tax contributions made to the Plan are matched by the Company on a dollar-for-dollar basis up to the first 3% of a participant's contributions. Eligible employees may also contribute up to 10% of eligible compensation on an after-tax basis.

The Company may also contribute an additional "Make Up Matching" contribution to eligible participants of the Plan. The plan administrator first determines the matching contributions made to the participant's account during the plan year. The plan administrator then determines the hypothetical year-end match based upon the participant's total before-tax contributions for the year and his/her eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to a maximum of 3% of eligible compensation. The difference, if any, between the actual before-tax matching contribution and the hypothetical year-end match is the "Make Up Matching" contribution.

Effective April 1, 2002, a participant who is not eligible to participate in a defined benefit pension plan of the ICI Group will be eligible for a retirement contribution unless (i) he agrees in writing that he is not eligible or (ii) he is a member of a collective bargaining unit that has not negotiated the

4

(Continued)

retirement contribution. The retirement contribution is 4%. Retirement contributions are not withdrawable prior to termination of employment, are not eligible for loans and are not counted to determine the amount available for a loan.

(c) **Vesting**

Participants are 100% vested at all times in the value of their before-tax and after-tax contributions, the Company's matching contributions, and income or loss thereon. Retirement contributions vest upon completion of five years of vesting subject to the break in service rule.

Forfeitures represent the unvested portion of employer contributions. Forfeitures result from the termination of a participant prior to becoming 100% vested in the retirement contribution. Forfeitures are used to offset retirement contributions. For the year ended December 31, 2005 and 2004, forfeitures were $8,201 and $1,675, respectively.

(d) **Benefit Payments**

Prior to termination of employment and age 59½, participants may withdraw their after-tax employee contributions and related investment income (loss), if any, on such contributions subject to Plan limitations and restrictions. After age 59½, participants may elect to withdraw all or part of their account prior to termination of employment.

Upon termination of employment, or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participants' meeting certain criteria, as defined in the Plan, may elect installment payment options.

(e) **Investment Options**

Contributions and balances were invested at the election of the participant in one or more of the following funds:

ICI Long-Term Income Fund - This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bonds, or bond portfolios. The fund's rate of return is a blended rate that varies based on the underlying investments.

Fidelity Balanced Fund - This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund invests 25% of assets in fixed income senior securities, including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

Mellon Capital Asset Allocation Strategy Fund - The Mellon Capital Asset Allocation Strategy, which is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are

5

(Continued)

primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment manager.

Fidelity Equity Income Fund - This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt securities. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

Fidelity US Equity Index Pooled Fund - This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

Fidelity Magellan Fund - This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of investments over the long term through capital appreciation.

Fidelity Aggressive Growth Fund - This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of investment over the long term through capital appreciation. This fund is closed to new investments. Particiapnts may transfer money out of the fund, but not into this fund.

T. Rowe Price Small Cap Stock Fund - This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

American Funds Europacific Growth Fund - This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-US companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange rate fluctuations and the action of foreign governments.

ICI Company Stock Fund - Invests primarily in Imperial Chemical Industries PLC American Depositary Receipts (ADRs), which are traded on the New York Stock Exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling. This fund has the greatest investment risk since it is invested primarily in one security.

Vanguard Total Bond Market Index Fund - This fund normally invests at least 80% of assets in bonds listed on the index. It attempts to keep its portfolio weightings in line with the weightings of the index.

Delaware Trend Instrument Fund - This fund is a growth mutual fund that invests primarily in common stocks of emerging growth-oriented domestic and foreign companies. The objective of the fund is to increase the value of investments through capital growth.

Fidelity Freedom Income Fund - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets

(Continued)

among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2010 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2010 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2020 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2020 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2020.

Fidelity Freedom 2030 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2030 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

Fidelity Freedom 2040 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2040 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2040.

For more information on investments, the prospectus of the applicable fund should be consulted.

(f) *Disability*

If a participant eligible for retirement contributions becomes disabled with less than five years of vesting, he or she will vest in his retirement contributions and earnings. If a participant eligible for retirement contributions becomes disabled after completing five years of vesting, he or she shall continue to receive retirement contributions until the earlier of the date he or she ceases to be disabled or age 65.

(g) *Plan Mergers, Transfers, Corporation Actions*

There were $30,316 and $1,280 of transfers into the plan during the December 31, 2005 and 2004 fiscal years, respectively.

(Continued)

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b) Valuation of Plan Assets and Income Recognition

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost.

Interest income is recorded on the accrual basis.

(c) Administrative Expenses

Generally costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary Capital Management's investment advisory fees are charged to the ICI Long-Term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(d) Participant Withdrawals

Payments to participants in the form of a withdrawal or distribution are recognized as a reduction of plan assets when paid by the trustee.

(Continued)

(e)   *Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the making of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(f)   *Risk and Uncertainties*

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(3)   Loans to Plan Participants

Loans from the Plan may only be made to participants who are "parties in interest" within the meaning of ERISA Section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may, however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code § 414(1), provided that a participant with more than two such loans may not take a loan under this Plan until all but one of such loans have been paid in full. A participant may borrow up to the lesser of $50,000 (reduced by the highest loan balance in the preceding 12 months) or 50% of his vested account balance (excluding retirement contributions and earnings thereon). Loans under $500 are not permitted. Loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Loans are generally for a term of five years. The term of a loan for the purchase of a principal residence is up to 25 years. Participant loans issued during the years ended December 31, 2005 and 2004 carried an interest rate between 6.25% and 7.75% and 5.00% and 5.75%, respectively.

(4)   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their retirement contributions and earnings thereon.

(5)   Investments in Master Trust

At December 31, 2005 and 2004, the Plan's investments (excluding participant loans) were held in the ICI Master Trust. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

(Continued)

The following table presents the fair value of investments in the Master Trust at December 31, 2005 and 2004:

	2005	2004
ICI Long-Term Income Fund	$ 305,884,417	301,942,550
Mellon Capital Asset Allocation Strategy Fund	19,296,568	18,939,548
Delaware Trend Instrument Fund	15,418,398	13,315,241
T. Rowe Price Small Cap Stock Fund	47,751,598	42,201,222
American Funds Europacific Growth Fund	49,799,043	29,146,502
ICI Company Stock Fund	21,491,439	18,822,097
Fidelity Magellan Fund	125,805,928	150,392,523
Fidelity Equity Income Fund	73,765,867	73,073,247
Fidelity Balanced Fund	60,185,770	41,400,084
Fidelity Aggressive Growth Fund	14,654,627	17,166,446
Fidelity US Equity Index Pooled Fund	56,352,325	55,352,224
Vanguard Total Bond Market Index Fund	14,529,182	12,571,554
Fidelity Freedom Income Fund	1,615,238	1,329,389
Fidelity Freedom 2010	3,972,728	2,832,667
Fidelity Freedom 2020	4,207,747	2,550,744
Fidelity Freedom 2030	2,535,561	1,596,809
Fidelity Retirement Money Market Fund	378,978	350,873
Fidelity Freedom 2040	3,397,106	1,753,802
	$ 821,042,520	784,737,522
Plan's proportionate share	0.5%	0.4%

(Continued)

Net increase (decrease) in fair value by investment for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
ICI Long Term Income Fund	$ 3,941,867	(4,985,046)
Mellon Capital Asset Allocation Strategy Fund	357,020	1,864,559
Delaware Trend Instrument Fund	2,103,157	4,312,607
T. Rowe Price Small Cap Stock Fund	5,550,376	12,055,246
American Funds Europacific Growth Fund	20,652,541	11,006,076
ICI Company Stock Fund	2,669,342	1,861,353
Fidelity Magellan Fund	(24,586,595)	(7,706,077)
Fidelity Equity Income Fund	692,620	8,295,003
Fidelity Balanced Fund	18,785,686	6,535,464
Fidelity Aggressive Growth Fund	(2,511,819)	(1,528,075)
Fidelity US Equity Index Pooled Fund	1,000,101	5,668,928
Vanguard Total Bond Market Index Fund	1,957,628	378,803
Fidelity Freedom Income Fund	285,849	161,540
Fidelity Freedom 2010	1,140,061	801,285
Fidelity Freedom 2020	1,657,003	909,397
Fidelity Freedom 2030	938,752	809,557
Fidelity Retirement Money Market Fund	28,105	3,717
Fidelity Freedom 2040	1,643,304	1,256,247
Total net increase in fair value of investments	$ 36,304,998	41,700,584

Net investment income in the ICI Master Trust for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Investment income:		
Interest income and dividends	$ 31,229,925	24,479,888
Net appreciation in fair value of stock funds	6,192,155	9,245,302
Net appreciation in fair value of mutual funds	16,804,554	29,734,054
	$ 54,226,634	63,459,244
Plan's proportionate share	0.5%	0.5%

The Plan's proportionate share is affected by the extent of its participation in certain individual funds.

(Continued)

(6)   Related-Party Transactions

At December 31, 2005 and 2004, the Plan had a 0.92% and 0.93%, respectively, beneficial interest in the ICI Company Stock Fund (an investment fund of the ICI Master Trust), which holds ICI ADRs as its principal investment.

Certain plan investments are invested in Fidelity funds. Fidelity is the Trustee of the Plan, and as such, these transactions qualify as party-in-interest.

(7)   Puerto Rico Income Tax Status

The Puerto Rico Department of Revenue has determined and informed the Company by a letter dated February 17, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the employee benefits and tax counsel of the Company believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code.

(8)   Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1934 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of January 19, 2007, the Plan has not made such filing.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Issuer	Description of investment	Cost	Current value
* Participant loans	Interest rates ranging from 5.0% to 10.0%	$ —	427,362

* Party-in-interest, not prohibited by ERISA.

See accompanying independent auditors' report.

**RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO**
Schedule H, Line 4a - Schedule of Delinquent Contributions
December 31, 2005

Identity of party involved	Relationship to Plan	Description of transaction including rate of interest		Amount on line 4(a)	Lost interest
ICI Paints (Puerto Rico) Inc.	Plan Sponsor	During 2005, participant contributions withheld from a bonus were not deposited to the Plan in a timely manner.	$	11,902	649

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan For Employees
of the ICI Group In Puerto Rico

Date: __March 1, 2007__

By: _____
Designated Representative

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent registered public accounting firm.



KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Consent of Independent Registered Public Accounting Firm

Employee Benefits Investment Committee
ICI American Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13000) on Form S-8 of Imperial Chemical Industries PLC of our report dated January 19, 2007, with respect to the statements of net assets available for benefits of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004, and the related supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, and schedule H, line 4a – schedule of delinquent contributions as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico.

KPMG LLP

Short Hills, New Jersey
February 23, 2007

END

